September 10, 2021

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Thomas Jones
Mr. Perry Hindin

Re:	On Holding AG
Registration Statement Filed on Form F-1
File No. 333-258998

Dear Mr. Thomas Jones and Mr. Perry Hindin:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as Representatives of the several underwriters, hereby join in the request of On Holding AG (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective at 4:00 p.m., Eastern Time, on September 14, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Davis Polk & Wardwell LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that between September 7, 2021 and the date hereof, the number of Preliminary Prospectuses dated September 7, 2021 which were furnished to 9 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others was approximately 2,075.

We, the undersigned, as Representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

J.P. Morgan Securities LLC

As Representatives of the several Underwriters

GOLDMAN SACHS & CO. LLC

/s/ Vishaal Rana
Name: Vishaal Rana Title: Managing Director

MORGAN STANLEY & CO. LLC

/s/ Josh Kamboj
Name: Josh Kamboj
Title: Vice President

J.P. MORGAN SECURITIES LLC

/s/ Jaclyn Berkley
Name: Jaclyn Berkley
Title: Executive Director

[Signature Page to Underwriters’ Acceleration Request]